

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

<u>Via E-mail</u>
Mr. Sunil Karkera
Chief Financial Officer
GeoGlobal Resources Inc.
Suite #200, 625 – 4 Avenue SW
Calgary, Alberta
Canada

> **Re:** **GeoGlobal Resources Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2011**
> **File No. 333-178191**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 5, 2011**
> **Form 10-Q for Fiscal Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2011**
> **File No. 1-32158**

Dear Mr. Karkera:

  We have reviewed your registration statement and other public filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues relating to the review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

2.   To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. For example, with respect to our comments to the Schedule 14A below, please make similar applicable changes to disclosure in the Form S-3.

Selling Stockholder, page 9

3.   Please identify the natural person(s) who exercises voting or investment control over the shares held by the selling stockholder, The Israel Land Development Company – Energy Ltd. For guidance, see Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4.   We note you have not identified Ernst & Young LLP (E&Y) as an expert, or provided a consent for their report included in your Form 10-K for the fiscal year ended December 31, 2010. Please obtain and file a consent from E&Y or tell us why you believe no reference as an expert or consent is required. See Item 509 of Regulation S-K for further guidance.

Signatures, page II-4

5.   Please revise your signature page to identify the individual serving as your controller or principal accounting officer. See Instruction 1 to the Signatures section of Form S-3.

Form 10-K for Fiscal Year Ended December 31, 2010

Liquidity, page 31

6.   Please disclose your obligations and commitments for the next 12 months, and how you will fund your operations for the next 12 months.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 10.35

7.   Please obtain and file a revised report from Chapman Petroleum Engineering Ltd. that contains all of the disclosure required by Item 1202(a)(8) of Regulation S-K. For example, the report should disclose the proportion of GeoGlobal's reserves covered by the report and the geographic area in which the covered reserves are located. As another example, the report should disclose the actual oil and gas prices used, as adjusted, in the calculation of the company's reserves.

Form 10-Q for Fiscal Period Ended September 30, 2011

Financial Statements

Note 11 – Commitments, page 15

8.   We note your disclosure indicating that pursuant to current production sharing contracts, you are required to perform certain minimum exploration activities, and in the event that you fail to fulfill minimum exploration activities by the end of the relevant exploration phase or early termination of the contract by the Government of India, you are liable to pay to the Government of India the amount required to complete the unfinished portion of the minimum exploration activities. You further indicate that these obligations have not been provided for in the financial statements.

        Please expand your disclosure to specify the end dates of your recent and upcoming exploration phases. Clarify whether you have fulfilled the minimum exploration activities for all the phases to date. Discuss the likelihood that you will fulfill the minimum exploration activities for your upcoming phases and the probability of your obligations, given your disclosure on page 22 indicating that you do not believe your existing cash balance at September 30, 2011 and anticipated cash flows from operations are sufficient to satisfy your current obligations and meet your exploration commitments over the next one year or two years.

Note 12 - Contingencies, page 15

GSPC Dispute, page 15

9.   As it relates to this dispute, please expand your disclosure to state if you have accrued an amount related to this dispute, and if so what that amount is, if consistent with the guidance in ASC 450-20-50-1. If there is at least a reasonable possibility that a loss may have been incurred, please either disclose an estimate of the loss or range of loss, or state that such an estimate cannot be made (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts). Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those outcomes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reserve Report, page 21

10.   We note that as of September 30, 2011 you report proved undeveloped reserves of 261 MBbls of oil and 145 MMcf of natural gas, which appear to have been recorded during the third quarter 2011. Please modify your disclosure to provide information about a major discovery or other favorable events that caused this increase in proved reserves as required by ASC 932-270-50.

Preliminary Proxy Statement on Schedule 14A

Proposal 1: Approval of the Issuance of Securities as a Condition of Closing…, page 7

11.   We note that your proposal to issue securities to ILDE entails several substantive proposals. Please revise this proposal to provide stockholders the opportunity to vote on each separate matter presented. For instance, distinguish the proposed share exchange from the proposed issuance of units to ILDE. Refer to Exchange Act Rule 14a-4(a)(3) and –(b)(1). For further guidance, refer to SEC Release No. 34-31326 (October 16, 1992) at Part II.H. You may indicate, as appropriate, that the consummation of each of these separate matters is conditioned on the consummation of the other related matters.

12.   Where you disclose that GeoGlobal would issue shares of common stock and warrants to ILDE in exchange for the issuance by ILDE of 28,402,262 ordinary shares of ILDE, please disclose the value the parties attributed to those 28,402,262 ordinary shares of ILDE, how the parties arrived at that value and the percentage of ILDE that GeoGlobal would own after the exchange.

13.   Given that the GeoGlobal will own shares of ILDE as a result of the share exchange, please disclose in better detail the nature of ILDE's business.

14.   Where you discuss the price at which ILDE may purchase the units and the warrant
        exercise price, please disclose the trading price of your common stock, both at the time
        you entered into the Securities Purchase and Exchange Agreement and as of a recent date.

15.   Please disclose the number of shares of GeoGlobal common stock ILDE would acquire
        assuming that all shares and warrants proposed to be issued were issued and exercised.
        Also disclose the percentage of GeoGlobal's common stock that would be held by ILDE
        after these issuances. To facilitate clarity, please provide this disclosure in tabular format.
        Finally, disclose the total consideration GeoGlobal may receive from ILDE, assuming that
        all shares and warrants proposed to be issued were issued and exercised.

16.   We note your disclosure on page 8 that the board considered the proposed transaction's
        impact in terms of the dilution to existing stockholders. Please revise your disclosure to
        quantify the dilutive impact in terms of the aggregate amount of shares to be issued to
        ILDE and to Rodman & Renshaw and in terms of the percentage of GeoGlobal's
        outstanding equity.

17.   We note your disclosure on page 8 that the board considered the proposed transaction's
        impact in terms of "having a large number of our shares held by a single stockholder, such
        as ILDE." Please revise your disclosure to state definitively whether the proposed
        transaction will result in a change of control.

18.   Where you discuss ILDE's board representation rights at pages 9 and 10, please disclose
        the total number of directors authorized to serve on your board.

19.   Please tell us what consideration you gave to providing pro forma information. See Item
        14(b)(9) and –(10) of Schedule 14A.

Proposal 2: Approval of the Issuance of Warrants…, page 12

20.   We note your disclosure at page 12 that under the terms negotiated under the engagement
        letter, Rodman & Renshaw is entitled to "Warrants for 6% of the Warrants acquired by
        ILDE under the Securities Purchase and Exchange Agreement." Please clarify that if
        GeoGlobal issues 16,466,639 warrants to ILDE, then GeoGlobal would be obligated under
        the engagement letter to issue an additional 987,998 warrants, i.e. 6% of 16,466,639, to
        Rodman & Renshaw, as compensation for acting as placement agent. Similarly, please
        clarify that if, separately, ILDE exercises its right to purchase 16,466,639 units, which
        units consist in part of the same amount of warrants, then GeoGlobal would be obligated
        to issue an additional 987,998 warrants, i.e. 6% of 16,466,639, to Rodman & Renshaw. In
        other words, please make these calculations more explicit.

21.   Please clarify whether ILDE's exercise of its participation rights would entitle Rodman &
        Renshaw to additional warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in each of the filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to any of the filings;

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski (Staff Accountant) at (202) 551-3759 or Lily Dang (Staff Accountant) at (202) 551-3857 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Anne Nguyen Parker (Branch Chief) at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director